Mail Stop 3561

      							February 1, 2006

Mr. Gokul V. Hemmady
Vice President and Chief Financial Officer
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota  55344

	Re:	ADC Telecommunications, Inc.
      Form 10-K for Fiscal Year Ended October 31, 2005
		Filed January 17, 2006
		File No. 0-01424

Dear Mr. Hemmady:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for Fiscal Year Ended December 31, 2004

Other Income, Net
Fiscal 2005 vs. Fiscal 2004, page 31

1. We note that you recorded a gain of $9.0 related to a sale of a note receivable and that based on your Consolidated Statements of Cash Flows on page 48 you received $18.2 from the sale/collection of note receivable. Tell us and disclose what note receivable(s) you sold and how you accounted for the sale(s). Tell us why you record the note receivables as investing activities in your Consolidated Statements of Cash Flows. Refer to your basis in accounting literature.


Application of Critical Accounting Policies and Estimates, page 36 Inventories, page 36

2. We refer to your statement that if you are able to sell previously reserved inventory, you will reverse a portion of the reserves and that changes in inventory reserves are recorded as a component of cost of sales. We also note on page 89 that you include inventory valuation in Schedule II and that you have reduced your inventory reserve by $12.2, $6.8, and $49.7 million for the fiscal years ended
October 31, 2005, 2004, and 2003, respectively. In this regard, tell us in detail how your record and release your inventory reserves. Provide us with sample journal entries. Specifically address the $49.7 million adjustment. Tell us how you considered SAB Topic 5:BB.

Recoverability of Long-Lived Assets:, page 37

3. We note that your discussion regarding goodwill, intangible assets, and long lived assets valuations does not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In addition tell us and disclose the reporting units used to test goodwill.

	For additional guidance, refer to Item 303 of Regulation S-K as
well as Part Five 	of the Commission`s Interpretive Release on
Management`s Discussion and 	Analysis of Financial Condition and
Results of Operation which is located on our 	website at:
http://www.sec.gov/rules/interp/33-8350.htm.

Note 3:  Acquisitions, page 56

4. We note that goodwill of $169.6 million related to KRONE acquisition was assigned to your Broadband Infrastructure and Access segment.  However, on page 29 of your MD&A you state that net sales
of your Professional Services segment increased 52.6% compared to fiscal 2004, with the KRONE acquisition representing 44.5% of the
increase.   In this regard, tell us why you assigned all of the
goodwill from the KRONE acquisition to only the Broadband Infrastructure and Access segment. Tell us how you considered paragraph 34-35 of SFAS 142.

Note 14: Commitments and Contingencies, page 72
Legal Contingencies, page 73

5. We note that on October 26, 2005 you settled the case subject to various approvals, including approvals from an independent fiduciary and the court. We also note that you are a party to various other matters for which you have recorded approximately $8.4 million in loss reserves. Further on page 38 of your Critical Accounting Policies and Estimates you also state that you have recorded $8.4 in loss reserves for pending litigations. From these disclosures, it is not clear to us whether you accrued for your October 26, 2005 settlement. Please advise. In addition, tell us the settlement amount and disclose the estimate of the possible loss or range of loss in accordance with paragraph 10 of SFAS 5.

Note 15: Segment and Geographic Information, page 74
Segment Information, page 74

6. We refer to your statement that as a result of your KRONE acquisition, you implemented reporting at a regional level in addition to reporting at a business unit level during fiscal 2005. Business unit level reports present results through contribution margin. Regional level reports present fully allocated results to the operating income level, before restructuring costs. In light of this change to your reporting, tell us how you evaluated your operating and reportable segments per SFAS 131.

Disclosure Controls and Procedures, page 82

7. We note that the company states that "disclosure controls and procedures are adequately designed..." Item 307 of Regulation S-K requires management to state that disclosure controls and procedures are either effective or not effective. Please confirm to us whether your disclosure controls and procedures were effective. Revise your future disclosure accordingly.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Hemmady
ADC Telecommunications, Inc.
February 1, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE